                             STOCKHOLDERS' AGREEMENT

     STOCKHOLDERS' AGREEMENT (the "Agreement"), dated as of January 14, 2003, by and among John P. Leighton ("Leighton") and, severally and not jointly, each of the Stockholders listed on Schedule I hereto (each, a "Stockholder," and collectively, the "Stockholders") of M.H. MEYERSON & CO., INC., a New Jersey corporation (the "Company").

     WHEREAS, concurrently herewith, Leighton and the Company are entering into the Letter Agreement and the Employment Agreement, copies of which in the form to be executed have been delivered to Leighton and each Stockholder, pursuant to which, among other things, Leighton is being employed by the Company as its Chief Executive Officer and, as such, is receiving certain incentive compensation including options and warrants to acquire shares of the common stock, par value $.01 per share (the "Common Stock"), of the Company;

     WHEREAS, each Stockholder Beneficially Owns (as defined in Section 1(a)) the number of shares of Common Stock (each, a "Share," and one or more, the "Shares"), all set forth opposite such Stockholder's name in column 3 of
Schedule I hereto; and

     WHEREAS, in order to induce Leighton to enter into the Letter Agreement and Employment Agreement and to perform his obligations thereunder and as a condition thereof, the Stockholders are entering into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

SECTION 1.  AGREEMENT TO VOTE; IRREVOCABLE PROXY.

     (a) Each Stockholder hereby agrees that during the period commencing on the date of this Agreement and continuing only until the meeting(s) of shareholders considering the matters set forth in clauses (i) through (iii) have been held (the "Termination Date"), at any meeting of the holders of the Shares, however called, or in connection with any written consent of the holders of Shares, such Stockholder shall vote (or cause to be voted) the Shares entitled to vote and held of record or Beneficially Owned by such Stockholder, whether owned on the date hereof or hereafter acquired, (i) in favor of the initial election by the stockholders of Leighton and a nominee of his choosing as directors of the Company; (ii) in favor of the adoption of the 2003 Stock Option Plan and the issuance of options to purchase 375,000 shares of Common Stock to Leighton; and
(iii) in favor of the issuance of a warrant to purchase 1,000,000 shares of Common Stock to Leighton. None of the Stockholders shall enter into any agreement or understanding with any Person, the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 1.

     As used in this Agreement, the term "Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

     As used in this Agreement, the term "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing, except that the term shall not include Shares which a Stockholder has the right to acquire under any of the stock options issued to such Stockholder by the Company ("Company Stock Options") unless such Shares have been acquired upon exercise of such Company Stock Options. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Stockholder shall include securities Beneficially Owned by all other Persons with whom a Stockholder would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     (b) In order to secure its obligations hereunder, each Stockholder hereby grants to, and appoints Leighton and Michael T. Dorsey, and any other designee of Leighton, and each of them individually, with full power of substitution and resubstitution, such Stockholder's true and lawful irrevocable proxy to vote such Stockholder's Shares entitled to vote, or grant a consent or approval in respect of such Stockholder's Shares, on such matters and as indicated in
Section 1(a) above. Each Stockholder (i) agrees to take such further action and execute such other instruments as may be necessary to effect the intent of this proxy, (ii) hereby represents that any proxy heretofore given in respect of the Stockholder's Shares is not irrevocable, and (iii) hereby revokes any proxy previously granted by such Stockholder with respect to its Shares. Each Stockholder understands and acknowledges that Leighton is entering into the Letter Agreement and the Employment Agreement in partial reliance on such Stockholder's execution and delivery of this irrevocable proxy. Each Stockholder hereby affirms that this irrevocable proxy is given in connection with the execution of this Agreement, the Letter Agreement and the Employment Agreement, and further affirms that this irrevocable proxy is coupled with an interest in this Agreement for the term stated herein and may under no circumstances be revoked by the Stockholder prior to the Termination Date. Each Stockholder hereby ratifies and confirms all that the proxy or proxies may lawfully do or cause to be done by virtue hereof. This proxy is executed and intended to be irrevocable in accordance with the provisions of Section 14A:5-19 of the New Jersey Business Corporation Act. This proxy shall terminate automatically on the Termination Date.

SECTION 2.  GRANT OF RIGHT OF FIRST REFUSAL.

     (a) Subject to the terms of this Section 2, Martin H. Meyerson ("MM") agrees that he will not, directly or indirectly, sell, transfer, give, assign, exchange, encumber, pledge, hypothecate or in any way dispose of ("sale or transfer" or "sell or transfer") any Shares Beneficially Owned by MM without first offering such Shares to Leighton at a purchase price per Share (the "Purchase Price") equal to the then-current fair market value of the Shares. For purposes of this Section, the fair market value of Shares on any day shall be
(i) in the event the Common Stock is not publicly traded, the fair market value on such day as determined in good faith by the Board or (ii) in the event the Common Stock is publicly traded, the last sale price of a share of Common Stock as reported by the principal quotation service on which the Common Stock is listed, if available, or, if last sale prices are not reported with respect to the Common Stock, the mean of the high bid and low asked prices of a share of Common Stock as reported by such principal quotation service, or, if there is no such report by such quotation service for such day, such fair market value shall be the average of (i) the last sale price (or, if last sale prices are not reported with respect to the Common Stock, the mean of the high bid and low asked prices) on the day next preceding such day for which there was a report and (ii) the last sale price (or, if last sale prices are not reported with respect to the Common Stock, the mean of the high bid and low asked prices) on the day next succeeding such day for which there was a report, or as otherwise determined by the Board in its discretion pursuant to any reasonable method contemplated by Section 422 of the Internal Revenue Code of 1986, as amended and any regulations issued pursuant to that Section. Any sale or transfer in violation of the terms of this Section 2 shall be null and void and shall confer no title or any other rights to the vendee or transferee thereof.

     (b) If at any time MM desires to sell or transfer any Shares, he shall give telephonic notice, confirmed in writing or by facsimile (the "Notice") to Leighton stating the nature of the sale or transfer and the number of Shares that he wishes to sell or transfer. Leighton shall have two (2) Business Days from delivery of the Notice to inform MM by telephonic notice, confirmed in writing or by facsimile (the "Response") whether or not Leighton wishes to purchase the Shares that are the subject of the Notice. In the event that Leighton informs MM that Leighton does not desire to purchase the Shares that are the subject of the Notice or MM does not receive the Response within two (2) Business Days of delivery of the Notice, MM shall be free to sell or transfer the Shares that are the subject of the Notice for a period of thirty (30) days, after which time, if MM wants to sell or transfer such Shares, he shall follow the procedure set forth in this Section 2. As used in this Agreement, the term "Business Day" means any day other than a Saturday, Sunday or other day on which banks in New York City are authorized to close.

     (c) The closing of any purchase of Shares by Leighton pursuant to this
Section 2 (the "Option Closing") shall be held at the offices of the Company on the date that is no later than three business days after the date on which Leighton has notified MM of Leighton's desire to purchase the Shares that are subject to the Notice.

     (d) At the Option Closing, (i) Leighton shall pay, by certified check or wire transfer, an amount equal to the product of (A) the Purchase Price and (B) the number of Shares to be sold to Leighton pursuant to the Notice; and (ii) MM shall deliver or shall cause to be delivered to Leighton a certificate or certificates, or other documentation, evidencing such Shares, and MM agrees that such Shares shall be transferred free and clear of all liens. All such certificates or other documents representing Shares shall be duly endorsed in blank, or with appropriate stock powers, duly executed in blank, attached thereto, in proper form for transfer, with the signature of MM thereon guaranteed, and with all applicable taxes paid or provided for.

     (e) Notwithstanding anything to the contrary contained in this Section 2, MM shall have the right to sell or transfer up to an aggregate of One Hundred Thousand (100,000) Shares in any twelve (12) month period (but not more than Three Hundred Thousand Shares (300,000) in the aggregate while Leighton is the Chief Executive Officer of the Company) without having to offer such Shares to Leighton. Shares gifted to family members by MM where the donee agrees to grant

Leighton a right of first refusal to purchase such Shares identical to the right of first refusal set forth in this Section 2 shall not count towards the 100,000/300,000 limitation set forth above.

     (f) The rights of first refusal set forth herein shall terminate upon the earlier of (i) MM's death and (ii) Leighton's ceasing to be a director of the Company.

SECTION 3.  AFTER-ACQUIRED SHARES.

     Notwithstanding anything herein to the contrary, any Shares acquired by such Stockholder after the date hereof, whether by exercise of Company Stock Options, by purchase, by conversion or exchange or by inheritance or bequest or otherwise, shall be subject to all of the representations, warranties, covenants and agreements of such Stockholder contained herein. In the event of a share dividend or distribution, or any change in the Shares by reason of any split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such share dividends and distributions and any shares into which or for which any or all of the Shares may be changed, exchanged, converted into or exercised for.

SECTION 4.  OTHER COVENANTS, REPRESENTATIONS AND WARRANTIES.

     Except where the representation, warranty and covenant specifically states that it applies to less than all the Stockholders, each Stockholder hereby represents, warrants and covenants on behalf of such Stockholder, for the benefit of Leighton only, as follows:

     (a) On the date hereof, such Stockholder is the Beneficial Owner of the number of Shares set forth opposite such Stockholder's name in column 3 of
Schedule I hereto. On the date hereof, the Shares set forth opposite such Stockholder's name in column 3 of Schedule I hereto constitute all of the Shares owned of record or Beneficially Owned by such Stockholder. Except as set forth on Schedule I hereto, such Stockholder owns such Shares free and clear of all liens, claims, charges, security interests, mortgages or other encumbrances, and such Shares are not subject to any rights of first refusal, put rights, other rights to purchase or encumber, or to any restrictions other than this Agreement as to the encumbrance, disposition or voting of such Shares. Such Stockholder has controlling voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of disposition, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares set forth opposite such Stockholder's name in column 3 of Schedule I hereto, without limitations, qualifications or restrictions on such rights, except those arising under marital property laws, general fiduciary principles applicable to such Stockholder or, where indicated on Schedule I hereto, as a result of such Stockholder being a trustee of a trust.

     (b) Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, stockholder agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due execution and delivery by Leighton, constitutes a valid, legal and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally or by marital property laws applicable to such Stockholder, and except as the availability of equitable remedies may be limited by the application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is trustee who is not a party to this Agreement and whose consent is required for the execution and delivery of this Agreement or the consummation by any Stockholder of the transactions contemplated hereby.

     (c) (i) Except for amendments to the Schedule 13D to be filed by each of andMM and Mr. Jeffrey E. Meyerson, no filing with or notice to, and no permit, authorization, consent or approval of, any governmental entity is necessary on the part of such Stockholder for the execution of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated hereby; and (ii) none of the execution, delivery or performance of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof will (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, understanding or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound; or (B) conflict with or violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Stockholder or any of such Stockholder's properties or assets.

     (d) No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by the Letter Agreement based upon arrangements made by or on behalf of such Stockholder (other than in his capacity as an officer or director of the Company).

     (e) Except for MM, such Stockholder shall not, directly or indirectly: (i) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any of its Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (ii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or impairing such Stockholder from performing its obligations under this Agreement.

     (f) MM shall not, directly or indirectly: (i) except as contemplated by this Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of his Shares; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any of his Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or impairing MM from performing his obligations under this Agreement.

     (g) Such Stockholder understands and acknowledges that Leighton is relying, in part, upon the foregoing representations, warranties and covenants by such Stockholder and on such Stockholder's execution and delivery of this Agreement in entering into the Letter Agreement, the Employment Agreement and the related transactions contemplated thereunder.

     (h) Neither MM nor any member of his family will apply to the NASD to accelerate the withdrawal of the subordinated loan made by MM or such member of his family prior to the original due date of such subordinated loan.

SECTION 5.  FURTHER ASSURANCES.

     From time to time, at Leighton's request and without further consideration, each Stockholder agrees to execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

SECTION 6.  STOP TRANSFER; FORM OF LEGEND.

     Each Stockholder agrees and covenants to Leighton that if reasonably requested by Leighton, any certificates or other documents representing the Stockholders' Shares shall contain the following legend:

          "The securities represented by this certificate are subject to certain restrictions on transfer and other terms of a Stockholders' Agreement, dated as of January 14, 2003, among the parties listed on the signature pages thereto, a copy of which is on file in the principal office of M.H. MEYERSON & CO., INC."

SECTION 7.  TERMINATION; SURVIVAL.

     Except as otherwise contemplated by Section 2(f) hereof, the representations, warranties, covenants and agreements contained herein shall terminate on and shall not survive the Termination Date.

SECTION 8.  STOCKHOLDER CAPACITY.

     No Person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in its capacity as the Beneficial Owner of its Shares.

SECTION 9.  DISPUTE RESOLUTION.

     (a) Any dispute or difference between any one or more Stockholders, on the one hand, and Leighton, on the other hand, arising under Section 10, but excluding any suit for specific performance as provided in Section 10(j), which the parties are unable to resolve themselves shall be submitted to and resolved by arbitration as provided herein. Any disputing party may request the American Arbitration Association (the "AAA") to designate one arbitrator, who shall be qualified as an arbitrator under the standards of the AAA, who shall be a retired or former judge of any appellate or trial court of the State of New Jersey, any United States appellate court or any United States District Court for the District of New Jersey, who is, in any such case, not affiliated with any party in interest to such arbitration, and who has substantial professional experience with regard to legal matters.

     (b) The arbitrator shall consider the dispute at issue in Newark, New Jersey at a mutually agreed upon time within 60 calendar days (or such longer period as may be acceptable to the parties to the arbitration or as directed by the arbitrator) after the designation of the arbitrator. The arbitration proceeding shall be held in accordance with the rules for commercial arbitration of the AAA in effect on the date of the initial request by the disputing party that gave rise to the dispute to be arbitrated (as such rules are modified by the terms of this Agreement or may be further modified by mutual agreement of the disputing parties) and shall include an opportunity for the parties to conduct discovery in advance of the proceeding. Notwithstanding the foregoing, the disputing parties shall agree that they will attempt, and they intend that they and the arbitrator should use its best efforts in that attempt, to conclude the arbitration proceeding and have a final decision from the arbitrator within 120 calendar days after the designation of the arbitrator; provided, however, that the arbitrator shall be entitled to extend such 120 calendar day period for a total of two 120 calendar day periods. The arbitrator shall deliver a written award with respect to the dispute to each of the parties to the arbitration, who shall promptly act in accordance therewith. Each party to such arbitration agrees that any award of the arbitrator shall be final, conclusive and binding and that it will not contest any action by any other party thereto in accordance with the award of the arbitrator. It is specifically understood and agreed that any party may enforce any award rendered pursuant to the arbitration provisions of this Section 9 by bringing suit in any court of competent jurisdiction.

SECTION 10.  MISCELLANEOUS.

     (a) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement may not be assigned by Leighton or by any Stockholder.

     (b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     (c) The failure of any party hereto to exercise any right, power or remedy provided under this

Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (d) This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, with respect to any Stockholder, except upon the execution and delivery of a written agreement executed by Leighton and such Stockholder.

     (e) If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

     (f) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been received upon actual receipt or at the time described in evidence of delivery by the applicable carrier) by delivery in person or deposit with a recognized overnight courier service (notices may be given by facsimile but will only be deemed delivered upon actual receipt) to the respective parties as follows:

     if to any Stockholder:

     At the address set forth opposite such Stockholder's name in column 2 of
Schedule I hereto.

     With a copy to:

         Hartman & Craven LLP
         488 Madison Avenue, 16th Floor
         New York, New York  10022
         Attn:  Joel I. Frank, Esq.
         Facsimile (212) 223-9911

     if to Leighton:

         Mr. John P. Leighton
         180 Nassau Boulevard
         Garden City, New York  11530

     with a copy to:

         Davidson Manchel & Brennan
         207 Washington Street
         Northvale, New Jersey  07647
         Attn:  Joel E. Davidson
         Facsimile (201) 802-9077
or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     (g) This Agreement shall be governed and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

     (h) The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     (i) This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and nothing in this Agreement express or implied is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     (j) Each of the Stockholders hereby acknowledges and agrees that its failure to perform its agreements and covenants hereunder will cause irreparable injury to Leighton for which damages, even if available, will not be an adequate remedy. Accordingly, each Stockholder hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Stockholder's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

     (k) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Leighton and each Stockholder has duly executed this Agreement, as of the day and year first above written.


                                       /s/ John P. Leighton
                                       ---------------------------------------
                                       John P. Leighton


                                       STOCKHOLDERS

                                       /s/ Martin H. Meyerson
                                       ---------------------------------------
                                       Martin H. Meyerson

                                       /s/ Jeffrey E. Meyerson
                                       ---------------------------------------
                                       Jeffrey E. Meyerson

                                       /s/ Douglas Meyerson
                                       ---------------------------------------
                                       Douglas Meyerson


                                       TRUST MADE OCTOBER 8, 1993 BY
                                       MARTIN H. MEYERSON

                                       By:  /s/ Jeffrey E. Meyerson
                                       ---------------------------------------
                                       Jeffrey E. Meyerson, Trustee

                                       By:  /s/ Martin Leventhal
                                       ---------------------------------------
                                       Martin Leventhal, Trustee


                                       JILL E. MEYERSON TRUST DATED
                                       DECEMBER 22, 1999

                                       By:  /s/ Edward I. Tishelman
                                       ---------------------------------------
                                       Edward I. Tishelman, Trustee

                                   SCHEDULE I

                                                     NUMBER OF      RESTRICTIONS
         STOCKHOLDER       ADDRESS                  SHARES OWNED     IF ANY
         -----------       -------                  ------------     ------
Martin H. Meyerson      32 Wright Street              959,670
                        Woodcliff Lake, NJ 07675

Jeffrey E. Meyerson     792 High Woods Drive          396,300
                        Franklin Lake, NJ 07416

Douglas Meyerson        245 East 40th Street          305,000
                        New York, NY 10016

Trust made October 8,   c/o Jeffrey E. Meyerson       150,000
1993 by Martin H.       792 High Woods Drive
Meyerson                Franklin Lake, NJ 07416

Jill E. Meyerson Trust  c/o Edward I. Tishelman       305,000
dated                   254 East 68th Street
December 22, 1999       New York, NY 10021